UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2023)	Previous Period (Fourth quarter of 2022)	Changes (%)	Year to Year Comparison (First quarter of 2022)	Changes (%)
Operating Revenue	Quarterly Results	43,722	43,945	(0.51)	42,772	2.22
	Year-to-date (“YTD”) Results	43,722	173,050	—	42,772	2.22
Operating Income	Quarterly Results	4,948	2,545	94.41	4,324	14.43
	YTD Results	4,948	16,121	—	4,324	14.43
Profit from Continuing Operations Before Income Tax	Quarterly Results	4,209	1,440	192.25	3,270	28.71
	YTD Results	4,209	12,362	—	3,270	28.71
Profit for the Period	Quarterly Results	3,025	2,237	35.21	2,203	37.29
	YTD Results	3,025	9,478	—	2,203	37.29
Attributable To: Controlling Interests	Quarterly Results	2,905	2,127	36.61	2,113	37.52
	YTD Results	2,905	9,124	—	2,113	37.52

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2023)	Previous Period (Fourth quarter of 2022)	Changes (%)	Year to Year Comparison (First quarter of 2022)	Changes (%)
Operating Revenue	Quarterly Results	31,173	30,963	0.68	30,774	1.30
	YTD Results	31,173	124,146	—	30,774	1.30
Operating Income	Quarterly Results	4,157	1,946	113.58	3,569	16.45
	YTD Results	4,157	13,211	—	3,569	16.45
Profit Before Income Tax	Quarterly Results	5,016	466	977.33	3,386	48.13
	YTD Results	5,016	11,463	—	3,386	48.13
Profit for the Period	Quarterly Results	4,222	879	380.45	2,520	67.51
	YTD Results	4,222	8,695	—	2,520	67.51

3. Source of Data	Data Provider	IR, SK Telecom
	Provided for	Analysts and Investors

	Date of Provision	May 10, 2023 / 3:00 p.m. (Seoul time)

	Location	2023 1Q Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

-   The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

-   For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: May 10, 2023